

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 29, 2006

Via Mail and Fax

O. Bruton Smith
Chief Executive Officer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

      RE: Speedway Motorsports, Inc.
              Form 10-K: For the Year Ended December 31, 2005
              File Number: 001-13582

Dear Mr. Smith:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 20 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 6. Selected Financial Data, page 26
Non-GAAP Financial Information Reconciliation, page 28

1. Please tell us and disclose in detail how the non-GAAP information is useful and meaningful to investors, and how management uses the information to assess operations. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K for guidance. Further, explain to us how the adjustments made comply with the requirements of (ii)(A) and (B) of the same item, as appropriate.

Item 7. Management's Discussion and Analysis …, page 30
Results of Operations, page 30

2. To the extent practicable, please quantify the effect of each variance factor cited in the comparison of results starting on page 36. Refer to Section 501.04 of the Codification of Financial Reporting Releases for guidance in this regard. If the effect is not quantifiable, disclose this fact, the reason for the inability to quantify, the basis for citing the factor and the extent the factor contributes to the variance.

Notes to Consolidated Financial Statements, page 57
Note 2. Significant Accounting Policies, page 61
Segment Disclosures, page 65

3. Please explain to us in detail how the aggregation of all of the activities described in your filing into one reportable segment complies with the aggregation requirements of paragraph 17 of FAS 131 and EITF No. 04-10. It appears to us the economic characteristics of activities may vary in regard to geographic location, nature of activity, and distribution method, especially for activities that are nonNASCAR event specific, including television and radio programming that is not of a specific race. Moreover, you disclose your revenue items produce different operating margins. Additionally, tell us who is your chief operating decision maker, and whether this person (or function) receives information (and if so, the type of information provided) and/or makes decisions in regard to individual raceways in assessing performance and making decisions about allocating resources.

2004 Ferko Litigation Settlement and Purchase of North Carolina Speedway, page 68

4. Please tell us in more detail the circumstances associated with the Ferko litigation. In particular, tell why the company did not bring suit directly, why it was a necessary party to the litigation and why it was required to reimburse the shareholder for litigation expenses incurred. Explain to us how the acquisition of the North Carolina Speedway ("NCS") was connected to this litigation, and whether or not you were bound to acquire the raceway in connection with the settlement of the suit.

5. Please tell us if the acquisition of NCS was a business combination or a purchase of assets and why. Tell us how the total purchase price was determined and allocated, and how fair values associated with the acquisition were determined.

6. Please explain to us how the NASCAR sanctioning and renewal agreements acquired with NCS relate to racing events at TMS.

7. We note no NASCAR sanctioned races are scheduled for NCS. In this regard, please explain to us in detail your evaluation of impairment of the associated tangible and intangible assets and how you arrived at your conclusion. Also, explain to us why the associated NASCAR sanctioning and renewal agreements are considered to have indefinite lives if no races are scheduled.

Note 9. Related Party Transactions, page 81

8. Because of the large number of related party transactions, consider adding a table that summarizes the amounts disclosed herein for each balance sheet and statement of income line item affected for each period reported.

Note 10. Legal Proceedings, page 83

9. Please tell us the amount of charges recorded in each of the last three fiscal years, the aggregate amount of charges recorded since the incident occurred and the balances of liabilities recorded in regard to the pedestrian bridge collapse at LMS. Tell us the nature (legal fees, settlements, etc.) for which amounts have been recorded.

10. In regard to the Debra Kirwan suit, please tell us and disclose the details and extent of your contractual obligations to indemnify QVC and Zontek.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: William R. Brooks, Chief Financial Officer